UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 30, 2009

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐     Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     YES ☐     NO ☒

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED
(Registrant)

Date	June 4, 2009	/s/ J.C. STEFAN SPICER
(Signature)*
*Print the name and title under the signature of the signing officer		J.C. Stefan Spicer, President & CEO

Exhibit  A

June 4, 2009

Central Fund of Canada Limited (symbols: NYSE Amex U.S. - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the three and six months ended April 30, 2009.

CENTRAL FUND OF CANADA LIMITED
Statement of Net Assets
(expressed in U.S. dollars, unaudited)

	April 30	October 31
	2009	2008
Net assets:
Gold bullion, at market, average cost $707,225,090 (2008: $526,252,976)	$1,036,077,295	709,313,709
Silver bullion, at market, average cost $602,091,235 (2008: $475,723,982)	740,734,257	450,336,352
Cash	1,700,154	1,470,435
Short-term deposits	59,869,800	45,498,877
Prepaid insurance, interest receivable and other	130,418	262,962
	1,838,511,924	1,206,882,335
Accrued liabilities	(1,624,904)	(1,358,756)
Dividends payable	-	(1,524,677)
Net assets representing shareholders’ equity	$1,836,887,020	1,203,998,902
Represented by:
Capital stock Class A shares issued: 184,967,713 (2008: 152,467,713)	$1,367,183,782	1,041,656,871
Common shares issued: 40,000 (2008: 40,000)	19,458	19,458
	1,367,203,240	1,041,676,329
Contributed surplus	2,107,455	4,693,182
Retained earnings inclusive of unrealized appreciation of holdings	467,576,325	157,629,391
	$1,836,887,020	1,203,998,902

Net asset value per share:
Class A shares	$9.93	7.90
Common shares	$6.93	4.90
Exchange rate: U.S. $1.00 = Cdn.	$1.1940	1.2165

Net asset value per share expressed in Canadian dollars:
Class A shares	$11.86	9.61
Common shares	$8.27	5.96

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its 2008 Annual Report and the accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company.  Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $632.9 million during the six months ended April 30, 2009 as a result of the two public offerings completed on February 3, 2009 and April 16, 2009 as well as increases in gold and silver prices.

CENTRAL FUND OF CANADA LIMITED
Statement of Income
(expressed in U.S. dollars, unaudited)

	Six months ended April 30		Three months ended April 30
	2009	2008	2009	2008
Income:
Interest	$267,374	504,883	$87,029	191,928
Change in unrealized appreciation (depreciation) of holdings	309,946,934	146,405,506	(29,904,470)	(58,691,683)
	310,214,308	146,910,389	(29,817,441)	(58,499,755)
Expenses:
Administration fees	1,725,515	1,598,563	928,188	837,609
Safekeeping, insurance and bank charges	743,876	772,243	391,777	416,729
Shareholder information	135,336	116,086	88,474	67,828
Directors’ fees and expenses	65,205	66,546	28,582	33,449
Stock exchange fees	64,686	64,618	32,095	36,134
Legal fees	40,336	91,294	34,614	48,501
Accounting fees	39,495	51,396	25,915	33,230
Registrar and transfer agent fees	37,521	37,930	21,961	24,150
Miscellaneous	640	634	325	338
Foreign currency exchange loss	491	1,151	-	1,151
Total expenses	2,853,101	2,800,461	1,551,931	1,499,119
Net Income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$307,361,207	144,109,928	$(31,369,372)	(59,998,874)
Net income (loss) per share:
Class A shares	$2.03	1.14	$(0.20)	(0.47)
Common shares	$2.03	1.14	$(0.20)	(0.47)

The net loss (inclusive of the change in unrealized depreciation of holdings) for the three months ended April 30, 2009 was $31.4 million compared to $60.0 million for the comparative period in 2008.  For the six months ended April 30, 2009, the net income (inclusive of the change in unrealized appreciation (depreciation) of holdings) was $307.4 compared to $144.1 million for the same period in 2008.  Virtually all of the income was due to the change in unrealized appreciation of holdings.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month end, increased during the three-month period to $928,188 from $837,609 and for the six-month period to $1,725,515 from $1,598,563 as a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets for the three-month period ended April 30, 2009 were 0.09%, compared to 0.10% for the same three-month period in 2008.  Expenses as a percentage of average month-end net assets for the six-month period ended April 30, 2009 were 0.18%, compared to 0.20% for the same six-month period in 2008.  For the twelve months ended April 30, 2009, the expense ratio was 0.36% compared to 0.41% for the prior twelve-month period.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices.  At April 30, 2009, the Class A shares of Central Fund were backed 96.7% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Amex (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878